Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Himax Technologies, Inc.:

We consent to the use of our report dated February 21, 2006, with respect to the consolidated balance sheets of Himax Technologies, Inc. (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, included in the Registration Statement on Form F-1 filed by the Company with the United States Securities and Exchange Commission on March 13, 2006, and to the reference to our firm under the headings “Experts”, “Summary Consolidated Financial Data”, and “Selected Consolidated Financial Data” in the Registration Statement and prospectus.

/s/ KPMG Certified Public Accountants

Taipei, Taiwan (the Republic of China)

March 12, 2006